UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

Commission file number 0-22874

A:    Full title of the plan and the address of the plan, if different from that of the issuer named below:

OPTICAL COATING LABORATORY, INC. 401(K) PLAN
Santa Rosa, CA    95407

B:    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JDS Uniphase Corporation
163 Baypointe Parkway
San Jose, California   95134

SIGNATURES

OCLI 401(k) Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCLI 401(k) Plan

(Registrant)
Dated: July 13, 2000

By:	/S/ T. ROWE PRICE

T. ROWE PRICE
Trustee

OCLI 401(k) Plan
(formerly the OCLI 401(k)/ESOP Plan)

Financial Statements as of and for the
Years Ended December 31, 1999 and
1998, Supplemental Schedule as of and
for the Year Ended December 31, 1999
and Independent Auditors' Report

OCLI 401(k) PLAN

INDEPENDENT AUDITORS' REPORT

Administrative Committee
OCLI 401(k) Plan
Santa Rosa, California

We have audited the accompanying statements of net assets available for plan benefits of the OCLI 401(k) Plan (formerly the OCLI 401(k)/ESOP Plan) (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

San Jose, California
June 16, 2000

OCLI 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1999 AND 1998

                                                      1999          1998
                                                  ------------- -------------
ASSETS:
  Investments at fair value:
    Common stock                                  $348,228,996   $40,006,611
    Mutual funds                                    47,261,238    23,989,361
    Loans to participants                            2,971,561     1,785,000
  Investments at contract value -
    Guaranteed investment contracts                 28,274,895    15,507,998
                                                  ------------- -------------
           Total investments                       426,736,690    81,288,970
                                                  ------------- -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $426,736,690   $81,288,970
                                                  ============= =============

See notes to financial statements.

OCLI 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
BENEFITS AS OF DECEMBER 31, 1999 AND 1998

                                                        1999          1998
                                                    ------------- ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions:
    By the Company                                    $2,273,029   $1,390,285
    By participating employees                         5,471,206    3,628,020
  Rollovers                                            1,379,109           --
  Interest                                             9,154,639    1,043,478
  Dividends                                            3,498,073    1,186,517
  Net appreciation of fair value of investments      337,113,068   19,742,979
                                                    ------------- ------------
           Total additions                           358,889,124   26,991,279
                                                    ------------- ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions and withdrawals paid to
    participants                                      13,313,693    4,412,461
  Loan discharges                                        127,711      214,270
                                                    ------------- ------------
           Total deductions                           13,441,404    4,626,731
                                                    ------------- ------------
NET INCREASE                                         345,447,720   22,364,548

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                   81,288,970   58,924,422
                                                    ------------- ------------
  End of year                                       $426,736,690  $81,288,970
                                                    ============= ============

See notes to financial statements.

OCLI 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

1. SUMMARY DESCRIPTION OF PLAN

The following description of the Optical Coating Laboratory, Inc. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective January 1, 1999, the Plan was amended and restated, and the name of the Plan was changed from OCLI 401(k)/ESOP to OCLI 401(k) Plan. On May 28, 1999 the terminated 401(k) plan of Flex Products, Inc., a subsidiary of the Company, was combined with the OCLI 401(k) plan. Related asset transfers into the Plan have been reported as rollovers in the Statement of Changes in Net Assets.

General - The Plan is a defined contribution plan for employees of the Company. Employees are eligible to participate in the Plan on the participants' employment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Under the Section 401(k) provision of the Plan, an eligible employee may contribute from 1% to 15% of his or her salary to the Plan up to $10,000 per year in 1999 and 1998. The annual Company profit-sharing contribution is equal to 5% of the net earnings before taxes of the Company. The 1998 Company contribution (in the Company's common stock) was allocated to eligible participants based on their proportionate percentage of the Company's total matching contributions for the plan year. Generally, a participant must have been an employee of the Company on December 31 to share in the annual allocation of the Company contribution. However, if an employee retired, died or was terminated due to disability or under the Company's Voluntary Severance Plans, he or she would receive a Company contribution for the plan year.

Effective January 1, 1999, the Company terminated the ESOP portion of the Plan and increased the matching contribution to employees. For the 1999 plan year, the matching contribution is equal to 100% of each participant's deferred income contribution for the first 3% of salary contributed, and 50% of each participant's deferred income contribution for salary contributions in the 3% - 6% range. This equates to a maximum matching contribution of 4.5% (for participants electing a 6% or greater deferred income contribution), with a cap of $7,200 for high income employees.

In 1998, the matching contribution was equal to 25% of each participant's deferred income contributions for the plan year, not to exceed 6% of the participant's compensation.

Participant Accounts - Each participating employee's share of the net assets is segregated in an individual account.

Vesting - Both Company and employee contributions are 100% vested at the time of contribution. Participants may withdraw their employee contributions upon reaching age 59-1/2, under hardship conditions, or if the participant has borrowed the maximum amount allowed under the Plan (see below). Otherwise, employee and Company contributions may be withdrawn only upon retirement, disability, death or termination of service. Benefits are paid in cash and, to the extent so invested, in Company stock.

Loans to Participants - The maximum amount a participant may borrow is the lesser of (i) fifty percent of the total account balance of the participant, (ii) the balance of the participant's employee contribution amount or (iii) $50,000 reduced by the excess of the highest outstanding balance of loans to the participant during the one year period prior to the date of the loan minus the outstanding balance of any loan to the participant on the date on which such loan was made. The loan must bear a reasonable rate of interest and the loan term cannot exceed five years unless the loan is for the purchase of a primary residence, in which case, the loan term cannot exceed fifteen years. A participant may have only one loan outstanding at a time and the minimum loan amount is $500. Loan principal and interest repayments are made via payroll deductions, are credited directly to the participant's account and are invested in the same investments as the employee's before tax voluntary savings deductions. If a participant terminates employment, loan principal and interest balances not paid within thirty days are deemed to be taxable distributions from the Plan (see "Income Taxes" below).

Investment Options - Upon enrollment in the Plan, a participant may direct contributions into one or more of the following investment options:

  Optical Coating Laboratory, Inc. (the sponsoring company) common stock.
  Travelers Fixed Income Fund which consisted of a Travelers Insurance Group Annuity Contract. After the contract matured on March 31, 1999, this fund was eliminated as an investment option.
  T. Rowe Price Stable Value Common Trust Fund Schedule E (formerly the Stable Value Common Trust Fund) which invests primarily in guaranteed investment contracts.
  T. Rowe Price Spectrum Income Fund which invests primarily in fixed income securities.
  T. Rowe Price Balanced Fund which invests primarily in common stocks and fixed income securities.
  T. Rowe Price Equity Income Fund which invests primarily in common stocks of established companies.
  T. Rowe Price Mid Cap Growth Fund which invests in U.S. common stocks, foreign securities, convertible securities, and warrants.
  T. Rowe Price International Stock Fund which invests primarily in common stocks of established non-U.S. companies.
  T. Rowe Price New Horizons Fund which invests primarily in common stocks of small, rapidly growing companies.

In 1999, three new investment options were added to the Plan:

  T. Rowe Price Science & Technology Fund which invests primarily in common stocks of software, communications, semiconductor, hardware and information services companies.
  T. Rowe Price Equity Index 500 Fund which invests in S&P 500 companies.
  T. Rowe Price Growth Stock Fund which invests in common stocks of well-established growth companies.

Employees may change investments or transfer funds from one investment to another on a daily basis. During 1999, at age 55 and after, employees could transfer a portion of their Company contribution account to one of the voluntary investments listed above. The portion of such stock that could be sold and transferred each plan year was 25% on a cumulative basis and increased to 50% in the plan years following the employee's 60th birthday.

Beginning January 1, 1999, through March 31, 1999 all participant's investments in Company stock ("ESOP shares") could be transferred to other investment options. This transfer was limited to one-third of their total ESOP shares (calculated as of January 1, 1999) in each thirty-day period for the first 90 days of 1999. After March 31, 1999, each participant's ESOP shares became his or her Optical Coating Laboratory, Inc. Stock Fund shares in the 401(k) Plan and there were no restrictions on transfers to other funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments - The investments of the Plan are stated at fair value. Quoted market prices are used to determine the fair value of investments in Company common stock and mutual funds. Investments in the fixed income funds, under the group annuity contracts, are stated at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. Investments in the money market fund are stated at cost plus accrued interest which is fair value. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Income Taxes - The Company has applied for a determination letter with the IRS for the amended and restated plan. Such letter was pending as of the financial statement date, however the Company believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code.

In accordance with Section 401(k) of the Code, employee contributions are made on a pre-tax basis.

Employee's pre-tax contributions, employer contributions and investment income are taxable to participants upon distribution. Employees' after tax contributions are not taxable upon distribution, however, amounts attributable to earnings on such contributions are subject to income tax.

Taxable distributions or withdrawals before age 59-1/2 are subject to a 10% federal income tax penalty unless certain exceptions apply.

Withdrawals qualifying as lump-sum distributions under the Code may be eligible for five or ten year forward averaging. With certain restrictions, employees may continue to defer income taxes on their distributions by investing them in another qualified plan within sixty days of the distribution date. The Plan Administrator is required to withhold 20% of the taxable portion of withdrawals for federal income taxes, unless the withdrawals are directly rolled over into another qualified plan or IRA.

The foregoing abbreviated discussion of the income tax consequences resulting from participation in the Plan is not intended to include all tax aspects of such participation.

Payment of Benefits - Benefits are recorded when paid. Included in net assets are deferred vested benefits of participants who have withdrawn from participation in the Plan. Such benefits were $7,722,446 and $1,567,954 at December 31, 1999 and 1998, respectively.

New Accounting Pronouncement - In 1999, the Plan adopted Statement of Position 99- 3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result, the Plan's financial statements do not include the by-fund disclosures.

3. ADMINISTRATIVE COMMITTEE AND TRUSTEES OF THE PLAN

The Plan provides for an Administrative Committee to manage and administer the Plan. The six members of the Administrative Committee are appointed by the Board of Directors of the Company. The Administrative Committee, as allowed by the Plan, delegated the routine administration of the Plan to T. Rowe Price Retirement Plan Services, Inc.

The Plan also provides for a trustee, currently, T. Rowe Price Trust Company, whose duties are to safeguard and value trust assets, invest and reinvest trust funds and carry out directions of the Administrative Committee.

4. INVESTMENT CONTRACTS

In 1998, the Plan held an investment in the Travelers Fixed Income Fund, a four year contract with a fixed interest rate of 6.45% and fair value of $15,507,998 at December 31, 1998. In 1999, the Traveler's contract expired along with the T. Rowe Price Stable Value Common Trust Fund and both were replaced by the T. Rowe Price Stable Value Common Trust Fund Schedule E, which consists of investments in investment contracts issued by banks and insurance companies which are intended to maintain a constant net asset value.

5. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the assets in the fund to concentrations of credit risk consist principally of common stock, group annuity contracts, and mutual funds. As described under Investment Options, contributions made by the Company prior to 1999 were reinvested in Optical Coating Laboratory, Inc. common stock in accordance with the Plan provisions and could not be routinely transferred. This creates a greater risk for this segment of plan assets. As the portfolio for the remaining plan assets is well diversified and issuers of the securities are dispersed throughout many industries and geographies, the concentrations of credit risk are limited for this segment of plan assets.

6. INVESTMENTS

During the year ended December 31, 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value by $337,107,877, as follows:

Common stocks                        $333,811,369
Mutual funds                            3,301,699
                                    --------------
Total                                $337,113,068
                                    ==============

Investments in excess of 5% of the Plan's net assets at December 31 consist of:

                                         1999          1998
                                    -------------- -------------
Optical Coating Laboratory, Inc.
   common stock                      $348,228,996   $40,006,611
Travelers Fixed Income Fund                  --       6,119,250
T. Rowe Price Stable Value Common
   Trust Fund                                --       9,388,748
T. Rowe Price Stable Value Common
   Trust Fund Schedule E               28,274,895           --
T. Rowe Price Balanced Fund                  --       5,095,889
T. Rowe Price Equity Income Fund             --       5,547,156
T. Rowe Price New Horizons Fund              --       8,576,361

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has a right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. SUBSEQUENT EVENT

On November 3, 1999, Optical Coating Laboratory, Inc. entered into a definitive agreement to be acquired by JDS Uniphase Corporation for common stock valued at approximately $2.7 billion. The acquisition was completed on February 4, 2000. Upon closing of the acquisition, each share of Optical Coating Laboratory, Inc. common stock was exchanged for 3.712 shares of common stock of JDS Uniphase Corporation (giving effect to the two for one stock split of JDS Uniphase common stock for stockholders of record as of March 2, 2000) and shares of Optical Coating Laboratory, Inc. ceased to be traded on the open market. After the merger, ongoing investments in sponsoring company common stock have been made in common stock of JDS Uniphase Corporation.

OCLI 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

                                        Description
       Identity of Issue               of Investment            Cost       Fair Value

Optical Coating Laboratory, Inc. Common stock                $50,322,345  $348,228,996
T. Rowe Price                    Stable Value Common
                                   Trust Fund Schedule E      28,274,895    28,274,895 *
T. Rowe Price                    Spectrum Income Fund          2,374,826     2,264,580
T. Rowe Price                    Balanced Fund                 6,065,499     6,344,029
T. Rowe Price                    Equity Income Fund            8,156,093     7,526,099
T. Rowe Price                    Mid Cap Growth Fund           3,975,993     4,493,515
T. Rowe Price                    International Stock Fund      1,910,819     2,257,664
T. Rowe Price                    New Horizons Fund             7,241,400     8,406,885
T. Rowe Price                    Growth Stock Fund             3,716,991     3,735,221
T. Rowe Price                    Science and Technology Fund   4,116,856     4,466,896
T. Rowe Price                    Equity Index Fund             6,643,333     7,149,314
Loans to participants, including
  accrued interest (interest
  rate range  8%-12%, 428 loans
  outstanding)                                                 2,971,561     2,971,561
Other                            Settlement Fund                 617,035       617,035
                                                            ------------- -------------
Total                                                       $126,387,646  $426,736,690
                                                            ============= =============

*Represents contract value